UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016335

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SEC FILE NUMBER
8-30851

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AllianceBernstein Investment Research Management, Inc**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick E. Ryan — (914) 993-3245
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2004
WASH. D.C.
188
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Patrick E. Ryan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of AllianceBernstein Investment Management, Inc. as of December 31, 2003 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Patrick Ryan

Signature

Vice President and CFO

Title

Kim V. Mitchell

Notary Public

KIM V MITCHELL
Notary Public, State of New York
No. 01MI5065197
Qualified In Queens County
Commission Expires Sept. 3, 2006

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Income
(x) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
(x) Statement of Cash Flows
(x) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Computation of Net Capital
( ) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
( ) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

KPMG

ALLIANCEBERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, INC.

(an indirect wholly-owned subsidiary of Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH. D.C. 188

Independent Auditors' Report

The Board of Directors
AllianceBernstein Investment Research and Management, Inc.

We have audited the accompanying statement of financial condition of AllianceBernstein Investment Research and Management, Inc. (the "Company", an indirect wholly-owned subsidiary of Alliance Capital Management L.P.) as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AllianceBernstein Investment Research and Management, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 29, 2004

ALLIANCEBERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, INC.
(an indirect wholly-owned subsidiary of
Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2003

ASSETS

Cash and cash equivalents	$ 163,334,269
Receivables:	
Brokers and dealers	76,545,894
Fees from Alliance Mutual Funds	30,337,465
Due from affiliates, net	21,917,215
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,440,387	706,217
Deferred sales commissions, net of accumulated amortization of $701,166,072 and contingent deferred sales commissions of $195,165,095	386,856,370
Prepaid expenses and other assets	818,078
Total assets	$ 680,515,508

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
Alliance Mutual Funds	$ 114,731,571	
Brokers and dealers	57,815,807	
Accounts payable and accrued expenses	30,941,426	
Due to affiliates, net	13,056,298	
		216,545,102
Subordinated notes payable to Alliance Capital Management Corporation of Delaware		451,000,000
Commitments and Contingencies (See Note 4)		
Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding		10
Additional paid-in capital		16,504,990
Accumulated deficit and other comprehensive income (loss)		(3,534,594)
Total stockholder's equity		12,970,406
Total liabilities and stockholder's equity		$ 680,515,508

See Accompanying Notes to Statement of Financial Condition.

1. Organization and Summary of Operations

Effective October 29, 1999, Alliance Capital Management Holding L.P., formerly known as Alliance Capital Management L.P. ("Alliance Holding"), reorganized by transferring its business to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital" or the "Operating Partnership"), in exchange for all of the Units of Alliance Capital (the "Reorganization"). As part of the Reorganization, Alliance Holding offered each Alliance Holding Unitholder the opportunity to exchange Alliance Holding Units for Alliance Capital Units on a one-for-one basis. The Operating Partnership recorded the transferred assets and assumption of liabilities at the amounts reflected in Alliance Holding's books and records on the date of transfer. Since the Reorganization, the Operating Partnership has conducted the diversified investment management services business formerly conducted by Alliance Holding, and Alliance Holding's business has consisted of holding Alliance Capital Units and engaging in related activities. Alliance Capital Management Corporation ("ACMC"), an indirect wholly-owned subsidiary of AXA Financial, Inc. ("AXA Financial"), is the general partner of both Alliance Holding and the Operating Partnership. AXA Financial is an indirect wholly-owned subsidiary of AXA which is a holding company for an international group of insurance and related financial services companies. Alliance Capital is a registered investment adviser under the Investment Advisers Act of 1940. Alliance Holding Units are publicly traded on the New York Stock Exchange ("NYSE"). Alliance Capital Units do not trade publicly and are subject to significant restrictions on transfer.

At December 31, 2003, Alliance Holding owned approximately 78.0 million, or 31.0%, of the issued and outstanding Alliance Capital Units. ACMC owns 100,000 general partnership Units in Alliance Holding and a 1% general partnership interest in the Operating Partnership. At December 31, 2003, AXA Financial was the beneficial owner of approximately 55.1% of the outstanding Alliance Capital Units (including those held indirectly through its ownership of 1.9% of the outstanding Alliance Holding Units), which, including the general partnership interests in the Operating Partnership and Alliance Holding, represent an economic interest of approximately 55.5% in the Operating Partnership. At December 31, 2003, SCB Partners Inc., a wholly-owned subsidiary of SCB Inc., was the beneficial owner of approximately 13.0% of the outstanding Alliance Capital Units. On February 20, 2004, SCB Inc. and SCB Partners Inc. gave notice with respect to the exercise of their right to sell, to AXA Financial or its designee, 8.16 million Alliance Capital Units.

AllianceBernstein Investment Research and Management, Inc. (the "Company") is a wholly-owned subsidiary of Alliance Capital Management Corporation of Delaware ("ACMC of Delaware"), which is a wholly-owned subsidiary of the Operating Partnership. The Company serves as distributor and/or underwriter for certain registered investment companies managed by the Operating Partnership ("Alliance Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with average maturities of three months or less. Due to the short-term nature of these instruments, this recorded value approximates fair value.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of eight years for furniture and three to six years for equipment and software. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the related leases.

Deferred Sales Commissions, Net

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance Mutual Funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

Management tests deferred sales commissions for recoverability quarterly, or monthly when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Undiscounted future cash flows estimated by management to be realized from the asset are compared to its recorded amount. Management assesses the results of these analyses, and other relevant factors, to determine if the asset is recoverable. If management determines the asset is not recoverable, an impairment condition would exist and the impairment loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of discounted future cash flows discounted to a present value amount. See Note 4. "Contingencies".

Mutual Fund Underwriting Activities

Purchases and sales of shares of Alliance Mutual Funds in connection with the underwriting activities of the Company are recorded on trade date. Receivables from brokers and dealers for sale of shares of Alliance Mutual Funds are generally realized within three business days from trade date, in conjunction with the settlement of the related payables to Alliance Mutual Funds for share purchases.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by ACMC of Delaware. Accounts payable and accrued expenses include $1.1 million payable to ACMC of Delaware for income taxes at December 31, 2003. In addition, the Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

4. Contingencies

Deferred Sales Commission Asset

The Operating Partnership's mutual fund distribution system (the "System") includes a multi-class share structure. The System permits the Operating Partnership's open-end mutual funds to offer investors various options for the purchase of mutual fund shares, including the purchase of Front-End Load Shares and Back-End Load Shares. The Front-End Load Shares are subject to a conventional front-end sales charge paid by investors to the Company at the time of sale. The Company in turn pays sales commissions to the financial intermediaries distributing the funds from the front-end sales charge it receives from investors. For Back-End Load Shares, investors do not pay a front-end sales charge although, if there are redemptions before the expiration of the minimum holding period (which ranges from one year to four years), investors pay CDSC to the Company. While the Company is obligated to pay sales commissions to the financial intermediaries at the time of the purchase of Back-End Load Shares, it receives higher ongoing distribution services fees from the mutual funds. Payments of sales commissions made to financial intermediaries in connection with the sale of Back-End Load Shares under the System, net of CDSC received, totaled approximately $94.7 million during 2003.

Payments of sales commissions made to financial intermediaries in connection with the sale of Back-End Load Shares under the System are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are expected to be recovered from distribution services fees received from those funds and from CDSC received from shareholders of those funds upon redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. The recorded amount of the net deferred sales commission asset was $386.9 million at December 31, 2003.

Management tests the deferred sales commission asset for recoverability quarterly, or monthly when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to Back-End Load Shares. CDSC is based on the lower of cost or current value, at the time of redemption, of Back-End Load Shares redeemed and the point at which redeemed during the applicable minimum holding period under the System.

Significant assumptions utilized to estimate future average assets under management of Back-End Load Shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. At December 31, 2003, management used average actual return assumptions of 7% for fixed income and ranging from 9% to 10% for equity, respectively, to estimate annual market returns. Higher actual average market returns would increase undiscounted future cash flows, while lower actual average market returns would decrease undiscounted future cash flows. Future redemption rate assumptions were determined by reference to actual redemption experience over the three-year and five-year periods ended December 31, 2003. Management used a range of expected future average annual redemption rates of 16% to 20%, at December 31, 2003, calculated as a percentage of average assets under management. An increase in the actual rate of redemptions would decrease undiscounted future cash flows, while a decrease in the actual rate of redemptions would increase undiscounted future cash flows. These assumptions are reviewed and updated quarterly, or monthly when

events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions. Management considers the results of these analyses performed at various dates. As of December 31, 2003, management determined that the deferred sales commission asset was not impaired. If management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount.

During 2003, equity markets increased by approximately 29% as measured by the change in the Standard & Poor's 500 Stock Index and fixed income markets increased by approximately 4% as measured by the change in the Lehman Brothers' Aggregate Bond Index. The redemption rate for domestic Back-End Load Shares was approximately 22% in 2003. Declines in financial markets or higher redemption levels, or both, as compared to the assumptions used to estimate undiscounted future cash flows, as described above, could result in the impairment of the deferred sales commission asset. Due to the volatility of the capital markets and changes in redemption rates, management is unable to predict whether or when a future impairment of the deferred sales commission asset will occur. Should an impairment occur, any loss would reduce materially the recorded amount of the asset with a corresponding charge to expense.

Legal Proceedings

On April 25, 2001, an amended class action complaint entitled Miller, et al. v. Mitchell Hutchins Asset Management, Inc., et al., was filed in United States District Court for the Southern District of Illinois against Alliance Capital, Alliance Fund Distributors, Inc. (now known as AllianceBernstein Investment Research and Management, Inc. "ABIRM"), and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA") and breaches of common law fiduciary duty. The principal allegations of the amended complaint were that the advisory and distribution fees for certain mutual funds managed by Alliance Capital were excessive in violation of the ICA and common law. Plaintiffs subsequently amended their complaint to include as plaintiffs shareholders of the AllianceBernstein Premier Growth Fund, the AllianceBernstein Quasar Fund (now known as AllianceBernstein Small Cap Growth Fund), the AllianceBernstein Growth and Income Fund, the AllianceBernstein Corporate Bond Fund, the AllianceBernstein Growth Fund, the AllianceBernstein Balanced Shares Fund, and the AllianceBernstein Americas Government Income Trust. On December 19, 2003, the parties entered into a settlement agreement resolving the matter, and it has been dismissed by the Court. During 2004, Alliance Capital paid the settlement amount in accordance with the terms of the settlement agreement.

Alliance Capital, Alliance Holding and the Company are involved in various other inquiries, administrative proceedings and litigation, some of which allege substantial damages.

For certain matters known as mutual fund trading matters pertaining to Alliance Capital and Alliance Holding, management of Alliance Capital and Alliance Holding is unable to estimate the impact, if any, that the outcome may have on Alliance Capital's or Alliance Holding's results of operations or financial condition or whether these matters will impact the Company's results of operations or financial condition.

While any proceeding or litigation has the element of uncertainty, Alliance Capital, Alliance Holding and the Company believe that the outcome of any one of the other lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on Alliance Capital's, Alliance Holding's, and the Company's results of operations or financial condition.

5. Related Party Transactions

The Company provides mutual fund distribution and other services for Alliance Mutual Funds for which it was paid a reimbursement by the Operating Partnership pursuant to a service agreement. During 2003, a subsidiary of AXA Financial distributed Alliance Mutual Funds for which it received distribution payments, and $1.4 million, included in due to affiliates, net was owed at December 31, 2003. In addition, the Company pays certain other affiliates for mutual fund distribution and marketing services.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of the Operating Partnership, in a qualified noncontributory defined benefit retirement plan maintained by the Operating Partnership. Benefits are based upon years of credited service, average final base salary and primary Social Security benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by the Operating Partnership. Contributions are generally limited to the maximum amount deductible for federal income tax purposes.

The Operating Partnership charged the Company for its pro rata share of certain general overhead expenses incurred by the Operating Partnership.

The Company has loans outstanding payable to ACMC of Delaware aggregating $451.0 million at December 31, 2003 under various subordinated loan agreements. The agreements have been approved by the National Association of Securities Dealers, Inc. and the loans are available for treatment as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2003, the aggregate weighted average interest rate of the subordinated notes payable was 3.87%. The aggregate maturities of the subordinated notes payable during the years ended December 31, 2005, 2006 and 2007 are $207.0 million, $210.0 million, and $34.0 million, respectively. Interest payable on such loans aggregated $1.8 million at December 31, 2003 and is included in due to affiliates, net.

6. Net Capital

The Company is subject to the minimum net capital requirements imposed by Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 2.7 to 1 and the Company had net capital of $51.0 million, which was $41.8 million in excess of its required net capital of $9.2 million.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report
On Internal Control Pursuant to Rule 17a-5

The Board of Directors
AllianceBernstein Investment Research and Management, Inc.

In planning and performing our audit of the statement of financial condition of AllianceBernstein Investment Research and Management, Inc. (the "Company", an indirect wholly-owned subsidiary of Alliance Capital Management L.P.), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 29, 2004